May 4, 2007

Kathleen Collins

Kari Jin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Adobe Systems Incorporated
File No. 0-15175

Ladies and Gentlemen:

Earlier today Adobe responded to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2007.  Due to some formula errors detected in our spreadsheet analysis later today, a few percentage changes are required in connection with our response to your inquiry regarding Reclassification, page 79.  These changes to the percentages previously presented are underlined in the subsequent pages.

Sincerely,

Adobe Systems Incorporated

By	/s/ Rich Rowley

Rich Rowley

Vice-President and Corporate Controller

(408)  536-5497

Reclassification, page 79

We note that certain amounts in fiscal 2005 and 2004 as reported in the Consolidated Statements of Cash Flows have been revised in your current disclosures. Tell us how you considered whether these revisions were a correction of an error. In this regard, tell us why you have not identified your financial statements as restated and why the auditor’s opinion does not refer to the restatement. In your response, tell us how you assessed the materiality of the restatement to your financial statements and how you considered amending your prior quarterly and annual periodic Exchange Act filings. We refer you to SFAS 154, AU561.06 and SAB Topic 1M.

During the fourth quarter of 2006, Adobe identified the following classification errors in its fiscal 2005 and 2004 cash flow statements:

•                  A $9.6 million error, which understated operating cash flows and overstated investing cash flows.  This error related to pre-acquisition costs (costs incurred prior to purchasing Macromedia for $3.5 billion in the first quarter of 2006) that were included in prepaid and other assets at the end of fiscal 2005 and incorrectly shown as an operating cash outflow rather than investing outflow.

•                  An $18.4 million error in 2005 and a $21.1 million error in 2004 related to investments in debt securities.  The errors understated operating cash flow and overstated investing cash flows.   Many of our debt securities (mostly tax free municipal securities) were purchased at a premium and the premium is being amortized as a decrease to interest income.  These non-cash items should have been added back to net income to reconcile it to net operating cash flows; however, we included these amounts in purchases and sales of investments in investing cash flows.

Adobe considered Statement of Financial Accounting Standards No. 154 (SFAS 154), Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3. Additionally, we evaluated Staff Accounting Bulletins, Topic 1, Financial Statements, Section M, Materiality (Topic 1M).   The Company ultimately concluded that these errors were not material to any annual or quarterly period.  Adobe considered both qualitative and quantitative factors as follows:

Quantitative Analysis:

Fiscal 2005 and 2004

					Trend
(in 000’s)	Original Balance	Adjustments	Adjusted Balance	% Change	Year over Year Original	Year over Year Adjusted

2005

Net cash provided by operating activities	$730,353	28,035	$758,388	3.8%	6.8%	7.6%
Net cash used for investing activities	$(320,363)	(28,035)	$(348,398)	8.8%	-3.0%	-0.8%

2004

Net cash provided by operating activities	$683,744	21,059	$704,803	3.1%	58.0%	63.0%
Net cash used for investing activities	$(330,253)	(21,059)	$(351,312)	6.4%	-43.0%	-39.0%

The error was less than 4% of operating cash flows in both 2005 and 2004 and had no material impact on trends.  Management does not believe that a reasonable investor would be influenced by the errors, which increased operating cash flows and had no impact on overall cash balances.

Changes in investing cash flows in both years are principally driven by purchases of investments.  The errors of premium amortization of $18.4 million and $21.1 million were a small percentage of the Company’s purchases of debt securities of $1.85 billion and $1.86 billion in 2005 and 2004, respectively.  Management does not believe that a reasonable investor would be influenced by immaterial changes in the Company’s purchases of debt securities.  The error had no material impact on the trend in net cash used for investing activity and had no impact on the overall cash balance.

Quarterly Financial Statements

Assuming the amortization of the debt premium occurred fairy evenly throughout the year, the errors in fiscal 2004 as a percentage of year-to-date operating cash flows were between 2% and 3%. The errors in fiscal 2004 as a percentage of year-to-date investing cash flows were between 3% and 7%.

Similarly, the errors were between 1% and 3% of year-to-date operating cash flows in the first and second quarters of fiscal 2005. The errors were between 1% and 2% of year-to-date investing cash flows in the first and second quarters of fiscal 2005.

The pre-acquisition cost error occurred in the third and fourth quarters of fiscal 2005.  When this error is combined with the premium amortization errors, the error is between 2% and 3% of year-to-date operating cash flows in the third and fourth quarters. Similarly, the errors were between 4% and 9% of year-to-date investing cash flows in the third and fourth quarters of fiscal 2005.

The Company concluded that the errors were not material to any fiscal 2005 or 2004 quarters.   We also note that the error “understated” cash flows from operations each quarter. As noted above, the premium amortization errors were a small percentage of the purchases of debt securities and had no material impact on trends.  Management does not believe that a reasonable investor would be influenced by immaterial changes in the Company’s purchases of debt securities quarter to quarter.